Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a transcript from an interview which aired on CNBC Squawk Box on February 18, 2015. A link to a recording of the interview was included in the below email sent to Actavis employees.

Date:	February 18, 2015
To:	All Employees
Re:	Actavis’ Fourth Quarter Earnings and Growth Featured on CNBC’s Squawk Box

For the second time in less than three weeks, Actavis was featured on CNBC’s popular business news show Squawk Box this morning. In the televised interview, Brent Saunders, CEO and President, discussed our Company’s exceptional fourth quarter 2014 earnings, our long-standing commitment to innovation, and our intention to adopt the Allergan name when our two companies combine later this year.

Click here to view an excerpt of the interview. Legacy Forest users running Internet Explorer 8 should use Google Chrome to view, if possible.

FROM THE CNBC SQUAWK BOX INTERVIEW

http://video.cnbc.com/gallery/?video=3000355400

February 18, 2015

[Host, Andrew Ross Sorkin]:	Welcome back to “Squawk Box” this morning. Drugmaker Actavis beating estimates on both the top and bottom line in the latest quarter. Also raising its earnings forecast for the full year and announcing it will change its name to Allergan when that acquisition is complete. Joining us now is Brent Saunders, he is the Actavis CEO, also know as the “drug dealer” on the cover of Forbes this month. Are you still on the cover of Forbes or did they just change it over?

[Actavis CEO, Brent Saunders]:	I’m hoping it’s going to republish soon because I got so many e-mails from people in airports saying “hey, I see you on the cover.”

[Sorkin]:	And the drug dealer side, your mother felt okay about that?

[Saunders]:	I don’t know, my mother didn’t want to raise a drug dealer.

[Sorkin]:	We want to talk about the numbers, but I just want to talk about the name change for a second. Why?

[Saunders]:	Well look, when we step back, we had two great equities. We had Actavis, even though I saw Brian and others, you mispronouncing it as Actavis or Actavis.

[Co-Anchor, Brian Sullivan]:	What is it on the record here?

[Saunders]:	Actavis.

[Sullivan]:	That’s what I said!

[Saunders]:	Yup, absolutely. But Allergan’s 65-year history and Actavis has a relatively new name. I think when you look at those two equities, both have lots of value. But, Allergan really stood for innovation. It stood for customer focus. That really describes, I think, the new company that we are today, better than Actavis. Now we’ll keep Actavis for certain geographies and certain product lines. But really when you step back and look at it from the customer’s perspective, which is how we really wanted to look at it, Allergan was the better of the two equities as a company.

[Sorkin]:	So this deal closes when?

[Saunders]:	Really soon. I think we’re on track to close towards the end of this quarter or early the next quarter.

[Sorkin]:	And then you beat on the top and bottom lines? People actually did not expect that this time around.

[Saunders]:	Yes, I know, we keep surprising people.

[Sorkin]:	Well here’s the question then, were the analysts wrong or did you not guide them properly?

[Saunders]:	Well, I think we did guide them properly. We did pre-release in early January. We said we beat by 10% to 15%. We beat by about, roughly 13%. So right in the middle of that range. I think in fairness, we have a lot going on with the integrations, the deals, and people worry that we can’t or people can’t stay focused on executing in the business while we have all this stuff going on. And we just keep proving quarter after quarter, that that’s not true. Our people are energized, they’re excited, they’re focused on their customers. They are getting their jobs done. We’re getting files through the FDA. New drugs are coming out. The business is working.

[Sorkin]:	I need ask you this, something happened in the news this week. You confirmed a temporary injunction from the appeals court related to generic Pulmicort repulses. How big of a deal is that for you?

[Saunders]:	Well, it’s a temporary injunction, so it will last potentially a few days and then the court will rule whether or not it can stay in place or not. I think…

[Sorkin]:	It’s usually an indication that the court is not necessarily going to side with you?

[Saunders]:	Well, not in this case, because, remember, it was the appeals court that said, okay, you can go ahead and launch your product. And then yesterday, AstraZeneca went into court and said we’d like to maintain the status quo, but not sure we fully informed that the status quo was we were out with the generic version. So we need to get back and have the lawyers talk to this judge and see if we can find a path forward.

[Co-Anchor, Becky Quick]:	Brent can we go back to the cover of Forbes, the magazine that was out. They talked about something like five years, three companies, $100 billion in M&A, which I think you’ve done just in the last year. And then they said zero inventions. What is the future of Allergan? What’s this company look like? Is this a company that makes acquisitions or is this a company that from here on out is talking about new product releases?

[Saunders]:	Yeah, I mean, I think the zero inventions was a bit of a creative license. Our company has invented and launched many new drugs. In fact, we were talking off the air about some new antibiotics that we had recently launched and we expect to launch a new one any day. And we have lots of new medicines coming out. We have a great new – in fact, today, we’re highlighting our R&D portfolio here in New York. We have potentially $6.0-$6.5 billion worth of new drugs in late-stage development. Things from new areas like diabetic gastroparesis to IBSD to a new drug for schizophrenia. So, we are committed to innovation, we’re committed to R&D. Allergan has always been committed to innovation and R&D and we’re going to keep that. And so the deal making was certainly opportunistic and strategic, but it’s not what we do. We weren’t out trying to buy Allergan, remember. We were just running our business. And it was put in play through a hostile situation with Bill Ackman and Valeant, as you recall, and we were the white knight.

[Quick]:	People look at Valeant and they think of that being a company that just buys things up and continues marching. You’re saying that’s not your future?

[Saunders]:	That is not our strategy. When we model out five years or ten years, we don’t put M&A into our strategic plan. We don’t put doing deals into our strategic plan, doesn’t mean we won’t do them if there’s good, strong deals to be done. We’re focused on growth. And so, to the extent we do that organically, that’s our first preference, but if we can supplement that growth with good, long-term assets that strategically fit with our company, we’ll do that.

[Sorkin]:	What percentage of revenue will you devote towards R&D? In the new combined company.

[Saunders]:

I think that’s a horrible metric. I think that’s what has gotten big pharma in a lot of trouble. I think trying to tie R&D to a percentage of revenue, makes no sense to me. What does one have to do with the other? In fact, what we say, I think what sets us apart as being different is, if we have good opportunities, let’s be transparent about those opportunities, what’s the return on investment against the risk that you’re gonna spend on this R&D. And you should do it because if you spend it as just a percentage of revenue, what happens? You’re going to put junk into the pipeline to get up to the number or you have great projects to go after but you can’t do it because you don’t want to go over that number. Why can’t you just spend against things that make sense. It’s a very tactical approach.

[Sorkin]:	You would know, over the years, what the average should be. Do you think there should be any type of metric that we should focus on? Besides the success rate.

[Saunders]:	I think you should look at the number of new products coming out and the productivity of that spend. And I think if you look at Actavis and the legacy companies of Actavis, by that the Allergan or Forest Labs, you seeing tremendous productivity of new product flow coming out. And so next year, we’ll spend about $1.7 billion on R&D. If the following year it’s $2.0 billion because we have great things to spend behind, that’s terrific. I’ll tell our investors all day long, we’ll be transparent about it. If it’s $1.5 because we have to kill a few projects that don’t meet the threshold or are too high risk, that’s fine too. If we set it as an artificial metric, it causes you to…

[Sorkin]:	Let me ask you one other piece of this then. If you condition the investor to believe that the number effectively could be zero, it makes it much harder to spend when you actually do think you have a chance.

[Saunders]:	So, we don’t condition the investor it will be zero, first off. What I would like to say is I’d prefer to spend more. That means we have been disciplined, we have great opportunities, we believe in the projects that we’re spending against and we’re going to get them done, or a high percentage of them done. That’s the base, the reality is you would never get to zero because we have an infrastructure that we have to maintain. We have several thousand people, I would say of roughly 3,000 people in the R&D organization of Actavis. So, you could never get that to zero.

[Sorkin]:	We’ve got to thank you. Congratulations on your earnings and given that deal close-to-close. We’d love to have you back here when you do close it.

[Saunders]:	Terrific, thank you.

END.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “targets,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ and Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; Actavis’ and Allergan’s ability to successfully develop and commercialize new products; Actavis’ and Allergan’s ability to conform to regulatory standards and receive requisite regulatory approvals; availability of raw materials and other key ingredients; uncertainty and costs of legal actions and government investigations; the inherent uncertainty associated with financial projections; fluctuations in Actavis’ operating results and financial condition, particularly given our manufacturing and sales of branded and generic products; risks associated with acquisitions, mergers and joint ventures, such as difficulties integrating businesses, uncertainty associated with financial projections, projected synergies, restructuring, increased costs, and adverse tax consequences; the adverse impact of substantial debt and other financial obligations on the ability to fulfill and/or refinance debt obligations; risks associated with relationships with employees, vendors or key customers as a result of acquisitions of businesses, technologies or products; our compliance with federal and state healthcare laws, including laws related to fraud, abuse, privacy security and others; risks of the generic industry generally; generic product competition with our branded products; uncertainty associated with the development of commercially successful branded pharmaceutical products; uncertainty associated with development and approval of commercially successful biosimilar products; costs and efforts to defend or enforce technology rights, patents or other intellectual property; expiration of Actavis’ and Allergan’s patents on our branded products and the potential for increased competition from generic manufacturers; risks associated with owning the branded and generic version of a product; competition between branded and generic products; the ability of branded product manufacturers to limit the production, marketing and use of generic products; Actavis’ and Allergan’s ability to obtain and afford third-party licenses and proprietary technology we need; Actavis’ and Allergan’s potential infringement of others’ proprietary rights; our dependency on third-party service providers and third-party manufacturers and suppliers that in some cases may be the only source of finished products or raw materials that we need; Actavis’ competition with certain of our significant customers; the impact of our returns, allowance and chargeback policies on our future revenue; successful compliance with governmental regulations applicable to Actavis’ and Actavis’ respective third party providers’ facilities, products and/or businesses; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; Actavis’ and Allergan’s vulnerability to and ability to defend against product liability claims and obtain sufficient or any product liability insurance; Actavis’ and Allergan’s ability to retain qualified employees and key personnel; the effect of intangible assets and resulting impairment testing and impairment charges on our financial condition; Actavis’ ability to obtain additional debt or raise additional equity on terms that are favorable to Actavis; difficulties or delays in manufacturing; our ability to manage environmental liabilities; global economic conditions; Actavis’ ability to continue foreign operations in countries that have deteriorating political or diplomatic relationships with the United States; Actavis’ and Allergan’s ability to continue to maintain global operations; risks associated with tax liabilities, or changes in U.S. federal or international tax laws to which we are subject, including the risk that the Internal Revenue Service disagrees that Actavis is a foreign corporation for U.S. federal tax purposes; risks of fluctuations in foreign currency exchange rates; risks associated with cyber-security and vulnerability of our information and employee, customer and business information that Actavis stores digitally; Actavis’ ability to maintain internal control over financial reporting; changes in the laws and regulations, affecting among other things, availability, pricing and reimbursement of pharmaceutical products; the highly competitive nature of the pharmaceutical industry; Actavis’ ability to successfully navigate consolidation of our distribution network and concentration of our customer base; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; developments regarding products once they have reached the market and such other risks and uncertainties detailed in Actavis’ periodic public filings with the SEC, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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